UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1169

MPB CORPORATION EMPLOYEES’ SAVINGS PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

MPB Corporation Employees’ Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the MPB

    Corporation Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the MPB Corporation Employees’ Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio June 22, 2012	/s/ Ernst & Young LLP

MPB Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for
The Timken Company Defined Contribution Plans	$85,728,263	$89,963,438

Receivables:
Contributions receivable from participants	487,509	555,750
Contributions receivable from MPB Corporation	518,454	482,344
Participant notes receivable	3,148,701	3,152,451

	4,154,664	4,190,545

Total assets reflecting investments at fair value	89,882,927	94,153,983

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	(44,711)	241,369

Net assets available for benefits	$89,838,216	$94,395,352

See accompanying notes.

MPB Corporation Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income:
Net investment loss from The Master Trust Agreement for The Timken Company
Defined Contribution Plans	$(4,248,219)

Interest income from participant notes	146,506

Participant rollovers	322,243

Contributions:
Participants	4,593,686
MPB Corporation	3,859,673

8,453,359

Total additions	4,673,889

Deductions
Benefits paid directly to participants	9,118,134
Administrative expenses	112,891

Total deductions	9,231,025

Net decrease	(4,557,136)

Net assets available for benefits:
Beginning of year	94,395,352

End of year	$89,838,216

See accompanying notes.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

1. Description of the Plan

The following description of the MPB Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to their Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions.

General

MPB Corporation (the Company) is a subsidiary of The Timken Company (Timken). The Timken Company is the Plan Administrator. The Plan is a defined contribution plan covering substantially all domestic employees of MPB Corporation including employees of Timken Alcor Aerospace Technologies, Inc., Timken Aerospace Bearing Inspection, Inc., and Timken Aerospace Transmissions, LLC. Employees of these companies become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may contribute up to 20% of compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions, “Company Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings and 50% of the excess of 3% up to the next 3% of the participant’s gross earnings.

The Plan provides for quarterly “Core Contributions” by the Company for employees, except for those employees who did not have five years of Continuous Service and 50 points (in Continuous Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Contribution amounts range from 1.0% to 4.5% of the participant’s eligible compensation. Employees of Timken Alcor Aerospace Technologies, Inc. and Timken Aerospace Bearing Inspection, Inc. became eligible to receive Core Contributions effective January 1, 2011.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 1%. Company Matching Contributions are made in common stock of The Timken Company. Effective April 15, 2010, any employee hired prior to 2007 who had not enrolled as a participant in the Plan as of February 22, 2010; and any employee hired after 2006 who, prior to February 22, 2010, had elected not to participate in the Plan, were automatically enrolled in the Plan at a 3% deferral rate. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained.

Participants are not allowed to direct the investment of the Company Matching Contributions made in Timken common shares until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains three years of Continuous Service, or (iv) following retirement. Core Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and Company Matching Contributions, plus actual earnings thereon. Vesting in the Core Contribution portion of their accounts plus actual earnings thereon occurs after three years of service.

Forfeitures

Under provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all Core Contributions and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. Unallocated forfeitures balances as of December 31, 2011 and 2010 were approximately $316,000 and $300,000, respectively.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years, except loans made for purchasing a primary residence cannot exceed 30 years.

The loans are secured by the vested balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published each business day in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Participant Notes Receivable

Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by Timken.

The Plan’s Trustee maintains a collective investment trust of Timken common shares in which Timken’s defined contribution plans participate on a unit basis.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $21.05 and $25.94 at December 31, 2011 and 2010, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s interest in the Master Trust as of December 31, 2011 and 2010 was 7.75% and 7.67%, respectively.

At December 31, 2011 and 2010, The Timken Company Common Stock Fund consisted of 14,235,559 and 13,839,282 units, respectively, of The Timken Company’s common stock.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following tables present the fair values of the net assets in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

	December 31, 2011
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan's Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$299,608,700	$—	$—	$—	$299,608,700	6.35%
Morgan Stanley Small Company Growth	—	14,124,854	—	—	14,124,854	8.56%
American Funds EuroPacific Growth	—	72,122,610	—	—	72,122,610	7.88%
American Funds Washington Mutual Investors	—	16,322,636	—	—	16,322,636	5.11%
American Beacon Small Cap Value	—	19,995,849	—	—	19,995,849	5.79%
Vanguard Target Retirement Income	—	9,032,047	—	—	9,032,047	3.32%
Vanguard Target Retirement 2005	—	8,463,967	—	—	8,463,967	9.11%
Vanguard Target Retirement 2015	—	61,428,882	—	—	61,428,882	17.87%
Vanguard Target Retirement 2025	—	30,074,232	—	—	30,074,232	13.80%
Vanguard Target Retirement 2035	—	30,092,816	—	—	30,092,816	10.49%
Vanguard Target Retirement 2045	—	12,163,963	—	—	12,163,963	9.56%
Vanguard Target Retirement 2020	—	43,531	—	—	43,531	0.00%
Vanguard Target Retirement 2030	—	38,305	—	—	38,305	24.61%
Vanguard Target Retirement 2040	—	25,722	—	—	25,722	0.00%
Vanguard Target Retirement 2050	—	14,981	—	—	14,981	2.97%
JPMorgan S&P 500 Index	—	—	30,539,328	—	30,539,328	0.00%
JPMorgan Core Bond	—	—	102,933,082	—	102,933,082	5.72%
JPMorgan Equity Index	—	—	123,489,446	—	123,489,446	8.27%
Nuveen Winslow Large-Cap Growth	—	—	63,463,896	—	63,463,896	6.26%
SSgA Russell 2000-A Index	—	—	41,177,230	—	41,177,230	7.02%

	$299,608,700	$273,944,395	$361,602,983	$—	$935,156,077

JPMorgan Stable Value	$—	$—	$—	$171,581,331	$171,581,331
Wrapper Value	—	—	—	25,677	25,677
Adjustments from fair value to contract value	—	—	—	(536,503)	(536,503)

	$—	$—	$—	$171,070,505	$171,070,505	8.33%

Net Assets of Master Trust	$299,608,700	$273,944,395	$361,602,983	$171,070,505	$1,106,226,582	7.75%

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2010
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan's Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$359,007,594	$—	$—	$—	$359,007,594	6.54%
Morgan Stanley Small Company Growth	—	15,390,870	—	—	15,390,870	8.75%
American Funds EuroPacific Growth	—	87,015,017	—	—	87,015,017	7.64%
American Funds Growth Fund of America	—	72,503,692	—	—	72,503,692	6.21%
American Funds Washington Mutual Investors	—	13,842,649	—	—	13,842,649	5.31%
American Beacon Small Cap Value	—	20,557,770	—	—	20,557,770	5.58%
Vanguard Target Retirement Income	—	8,276,245	—	—	8,276,245	3.41%
Vanguard Target Retirement 2005	—	8,449,741	—	—	8,449,741	12.16%
Vanguard Target Retirement 2015	—	59,391,774	—	—	59,391,774	18.91%
Vanguard Target Retirement 2025	—	26,852,983	—	—	26,852,983	15.16%
Vanguard Target Retirement 2035	—	28,901,726	—	—	28,901,726	8.95%
Vanguard Target Retirement 2045	—	11,017,836	—	—	11,017,836	9.72%
JPMorgan S&P 500 Index	—	—	155,476,744	—	155,476,744	6.58%
JPMorgan Core Bond	—	—	90,402,233	—	90,402,233	6.16%
SSgA Russell 2000-A Index	—	—	43,163,523	—	43,163,523	6.59%

	$359,007,594	$352,200,303	$289,042,500	$—	$1,000,250,397

JPMorgan Stable Value	$—	$—	$—	$172,580,987	$172,580,987
Adjustments from fair value to contract value	—	—	—	3,152,367	3,152,367

	$—	$—	$—	$175,733,354	$175,733,354	7.66%

Net Assets of Master Trust	$359,007,594	$352,200,303	$289,042,500	$175,733,354	$1,175,983,751	7.67%

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment loss for the Master Trust is as follows:

Year Ended December 31,
2011
Net (depreciation) appreciation in fair value of investments
The Timken Company Common Stock Fund	$(62,166,676)
Registered investment companies	(21,415,770)
Common collective funds	6,538,248

(77,044,198)
Net appreciation in investment contracts	3,151,609
Interest and dividends	11,795,129

Total Master Trust	$(62,097,460)

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting guidance that classifies the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company
Common Stock Fund	$299,608,700	$—	$299,608,700	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,124,854	14,124,854	—	—
American Funds EuroPacific Growth	72,122,610	72,122,610	—	—
American Funds Washington Mutual Investors	16,322,636	16,322,636	—	—
American Beacon Small Cap Value	19,995,849	19,995,849	—	—
Vanguard Target Retirement Income	9,032,047	9,032,047	—	—
Vanguard Target Retirement 2005	8,463,967	8,463,967	—	—
Vanguard Target Retirement 2015	61,428,882	61,428,882	—	—
Vanguard Target Retirement 2020	43,531	43,531	—	—
Vanguard Target Retirement 2025	30,074,232	30,074,232	—	—
Vanguard Target Retirement 2030	38,305	38,305	—	—
Vanguard Target Retirement 2035	30,092,816	30,092,816	—	—
Vanguard Target Retirement 2040	25,722	25,722	—	—
Vanguard Target Retirement 2045	12,163,963	12,163,963	—	—
Vanguard Target Retirement 2050	14,981	14,981	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	30,539,329	—	30,539,329	—
JPMorgan Core Bond	102,933,082	—	102,933,082	—
SSgA Russell 2000-A Index	41,177,230	—	41,177,230	—
JPMorgan Equity Index	123,489,446	—	123,489,446	—
Nuveen Winslow Large-Cap Growth	63,463,895	—	63,463,895	—
Investment Contracts:
JPMorgan Liquidity	14,307,860	—	—	14,307,860
JPMorgan Intermediate Tax Free Bond	157,273,471	—	—	157,273,471
Wrapper Value	25,677	—	—	25,677

Total assets	$1,106,763,085	$273,944,395	$661,211,682	$171,607,008

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company
Common Stock Fund	$359,007,594	$—	$359,007,594	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	15,390,870	15,390,870	—	—
American Funds EuroPacific Growth	87,015,017	87,015,017	—	—
American Funds Growth Fund of America	72,503,692	72,503,692	—	—
American Funds Washington Mutual Investors	13,842,649	13,842,649	—	—
American Beacon Small Cap Value	20,557,770	20,557,770	—	—
Vanguard Target Retirement Income	8,276,245	8,276,245	—	—
Vanguard Target Retirement 2005	8,449,741	8,449,741	—	—
Vanguard Target Retirement 2015	59,391,774	59,391,774	—	—
Vanguard Target Retirement 2025	26,852,983	26,852,983	—	—
Vanguard Target Retirement 2035	28,901,726	28,901,726	—	—
Vanguard Target Retirement 2045	11,017,836	11,017,836	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	155,476,744	—	155,476,744	—
JPMorgan Core Bond	90,402,233	—	90,402,233	—
SSgA Russell 2000-A Index	43,163,523	—	43,163,523	—
Investment Contracts:
JPMorgan Liquidity	22,364,691	—	—	22,364,691
JPMorgan Intermediate Tax Free Bond	150,216,296	—	—	150,216,296

Total assets	$1,172,831,384	$352,200,303	$648,050,094	$172,580,987

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange.

Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The JP Morgan S&P 500 Index fund and the JP Morgan Equity Index fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The JP Morgan Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The SSgA Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

The Nuveen Winslow Large-Cap Growth fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

Investment contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 6 – Investment Contracts for further discussion on investment contracts.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following table presents a summary of changes in the fair value of the Master Trust’s Level 3 assets as of December 31, 2011:

	JPMorgan Liquidity	JPMorgan Intermediate Tax Free Bond	Wrapper Value	Total
Balance, January 1, 2011	$22,364,691	$150,216,296	$—	$172,580,987

Purchases	104,304,862	—	—	104,304,862
Sales	(112,343,663)	(274,898)	—	(112,618,561)
Realized gains/(losses)	—	63,612	—	63,612
Unrealized gains/(losses)	—	7,268,461	25,677	7,294,138
Interest income	57,570	—	—	57,570
Administration fees	(75,600)	—	—	(75,600)

Balance, December 31, 2011	$14,307,860	$157,273,471	$25,677	$171,607,008

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant directed investments is as follows:

	December 31,
	2011	2010
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$19,033,306	$23,461,391
Receivables:
Contributions receivable from MPB Corporation	275,587	308,541

	$19,308,893	$23,769,932

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments (continued)

Year Ended December 31, 2011
Change in net assets:
Net depreciation in fair value of investments	$(4,148,861)
Dividends	369,366
Contributions	3,120,031
Benefits paid directly to participants	(2,276,853)
Expenses	(21,073)
Transfers to participant-directed accounts (net)	(1,503,649)

$(4,461,039)

6. Investment Contracts

The Master Trust invests in guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICs	2011	2010
Based on actual earnings	2%	3%
Based on interest rate credited to participants	2%	2%

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$89,838,216	$94,395,352
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	44,711	(241,369)

Net assets available for benefits per the Form 5500	$89,882,927	$94,153,983

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$4,673,889
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at
December 31, 2011	44,711
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at
December 31, 2010	241,369

Total income per the Form 5500	$4,959,969

8. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the IRS dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

9. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2011:

	Shares	Dollars
Purchased	1,342,260	$32,487,330
Issued to participants for payment of benefits	155,990	2,396,475

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by Timken. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

11. Subsequent Event

Effective June 29, 2012, the assets and liabilities of the Plan and The Hourly Pension Investment Plan will be transferred to and merged into The Timken Company Savings and Investment Pension Plan. The net assets transferred out of the Plan will be reflected on the 2012 statement of changes in net assets available for benefits as a transfer between plans.

Supplemental Schedule

MPB Corporation Employees’ Savings Plan

EIN #22-2134993 Plan #010

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 4.25% to 9.25% with various maturity dates	$3,148,701

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPB CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: June 22, 2012	By:	/s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary